As filed with the Securities and Exchange Commission on February 16, 2018

Registration No. 333-222554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to FORM F-80 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MTY FOOD GROUP INC.
(Exact Name of Registrant as specified in its charter)

Canada	5812	N/A
(Province or other jurisdiction of	(Primary Standard Industrial	I.R.S. Employer Identification Number
incorporation or organization)	Classification Code Number	(if applicable)
	(if applicable))

8150 Trans-Canada Highway, suite 200, St-Laurent, Quebec, H4S 1M5, 514-336-8885
(Address and telephone number of Registrant’s principal executive offices)

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
(302) 777-0220
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:

Christopher Giordano, Esq.	Neil Kravitz, Esq.
Jack Kantrowitz, Esq.	Fasken Martineau DuMoulin S.E.N.C.R.L., s.r.l.
DLA Piper LLP (US)	800, rue du Square-Victoria, bureau 3700
1251 Avenue of the Americas, 27th Floor	Montréal, Québec H4Z 1E9
New York, New York 10020	(514) 397-7551
(212) 335-4522

Approximate date of commencement or proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [   ]

Explanatory Note

MTY Food Group Inc. (the “Registrant”) hereby amends the Registration Statement on Form F-80 filed with the U.S. Securities and Exchange Commission on January 16, 2018 (the “Registration Statement”), to include the following documents as exhibits:

a)	Press release of the Registrant dated February 15, 2018, with the title “MTY REPORTS RESULTS FOR THE FOURTH QUARTER OF ITS 2017 FISCAL PERIOD;”
b)	The Registrant’s management discussion & analysis for the fiscal year ended November 30, 2017;
c)	The Registrant’s consolidated financial statements, together with the notes thereto and the auditor's report thereon, for the fiscal year ended November 30, 2017;
d)	The Registrant’s Chief Executive Officer’s Certification of Annual Filings;
e)	The Registrant’s Chief Financial Officer’s Certification of Annual Filings; and
f)	The Registrant’s annual information form for the fiscal year ended November 30, 2017.

The Registrant has filed each of the above referenced documents in its home jurisdiction in order to provide investors in the U.S. who have received the Notice of Special Meeting of Shareholders and Management Information Circular of Imvescor Restaurant Group Inc. dated January 12, 2018, previously filed with the Commission on the Registration Statement, with access to the same information. The Registrant is filing this Amendment No. 1 for the purpose of attaching the information as additional exhibits to the Registration Statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

ITEM 1. HOME JURISDICTION DOCUMENTS

Notice of Special Meeting of Shareholders and Management Information Circular of Imvescor Restaurant Group Inc. dated January 12, 2018
Letter of Transmittal

ITEM 2. INFORMATIONAL LEGENDS

See “Notice to Shareholders in the United States” in the Notice of Special Meeting of Shareholders and Management Information Circular.

ITEM 3. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

See “Documents Incorporated by Reference” in the Notice of Special Meeting of Shareholders and Management Information Circular. As required by this Item, the Notice of Special Meeting of Shareholders and Management Information Circular provides that copies of the documents incorporated by reference may be obtained on request without charge by writing to Isabelle Breton, General Counsel and Corporate Secretary of Imvescor Restaurant Group Inc., at 8250 Décarie Blvd, Suite 310, Montreal, Québec, H4P 2P5. In addition, copies of these documents may also be obtained on request without charge from the Corporate Secretary of the Registrant at 8150 Trans-Canada Highway, suite 200, St-Laurent, Quebec, H4S 1M5, or by telephone at (514) 336-8885.

ITEM 4. LIST OF DOCUMENTS FILED WITH THE COMMISSION

See “Documents incorporated by reference” in the Notice of Special Meeting of Shareholders and Management Information Circular.*

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333-222554) filed with the U.S. Securities and Exchange Commission on January 16, 2018.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers
Section 124 of the Canada Business Corporations Act and Section 8.1 of the Registrant's By-Law No.1 provide for indemnification of directors and officers of the Registrant.

Section 124 of the Canada Business Corporations Act provides as follows:

124. (1) Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2) Advance of Costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

(3) Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual
(a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

(4) Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).

(5) Right to indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity.

(a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b) fulfills the conditions set out in subsection (3).

(6) Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a) in the individual's capacity as a director or officer of the corporation; or

(b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

(7) Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

(8) Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

(9) Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings

(a) The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b) The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process

(a) The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1*	Notice of Special Meeting of Shareholders of Imvescor Restaurant Group Inc., dated January 12, 2018 (included in Part I of this registration statement).

1.2*	Management Information Circular of Imvescor Restaurant Group Inc. dated January 12, 2018 (included in Part I of this registration statement).

1.3*	Letter To Shareholders of Imvescor Restaurant Group Inc. dated January 12, 2018 (included in Part I of this registration statement).

1.4*	Form of Proxy accompanying the Management Information Circular.

1.5*	Letter of Transmittal.

1.6*	Amalgamation Resolution (included as Appendix A to the Management Information Circular included in Part I of this registration statement).

1.7*	Fairness Opinion of Ernst & Young LLP (included as Appendix B to the Management Information Circular included in Part I of this registration statement).

2.1*	Combination Agreement dated December 11, 2017, between MTY Food Group Inc. and Imvescor Restaurant Group Inc.

2.2*	Voting Support Agreement dated December 11, 2017, by Camac Partners LLC and MTY Food Group Inc.

2.3*	Voting Support Agreement dated December 11, 2017, by Mawer Investment Management Ltd. and MTY Food Group Inc.

2.4*	Voting Support Agreement dated December 11, 2017, by David D. Sgro and MTY Food Group Inc.

2.5*	Voting Support Agreement dated December 11, 2017, by Anne-Marie Laberge and MTY Food Group Inc.

2.6*	Voting Support Agreement dated December 11, 2017, by Francois-Xavier Seigneur and MTY Food Group Inc.

2.7*	Voting Support Agreement dated December 11, 2017, by Frank Hennessey and MTY Food Group Inc.

2.8*	Voting Support Agreement dated December 11, 2017, by Gary O’Connor and MTY Food Group Inc.

2.9*	Voting Support Agreement dated December 11, 2017, by Isabelle Breton and MTY Food Group Inc.

2.10*	Voting Support Agreement dated December 11, 2017, by Michael Forsayeth and MTY Food Group Inc.

2.11*	Voting Support Agreement dated December 11, 2017, by Patrick H. Sugrue and MTY Food Group Inc.

2.12*	Voting Support Agreement dated December 11, 2017, by Pierre Raymond and MTY Food Group Inc.

2.13*	Voting Support Agreement dated December 11, 2017, by Roula Zaarour and MTY Food Group Inc.

2.14*	Voting Support Agreement dated December 11, 2017, by Tania M. Clarke and MTY Food Group Inc.

3.1*	The section “Risk and Uncertainties” of the management's discussion and analysis of Imvescor Restaurant Group Inc. for the 13 and 52 weeks ended October 29, 2017.

3.2*	The unaudited pro forma condensed consolidated financial statements of MTY Food Group Inc. (included as Appendix D to the Management Information Circular included in Part I of this registration statement).

3.3*	The annual information form of MTY Food Group Inc. for the fiscal year ended November 30, 2016 dated February 23, 2017.

3.4*	The amended and restated consolidated financial statements of MTY Food Group Inc., together with the notes thereto and the auditor's report thereon, for the years ended on November 30, 2016 and November 30, 2015.

3.5*	The amended and restated management's discussion and analysis of MTY Food Group Inc. for the year ended November 30, 2016.

3.6*	The amended and restated condensed interim consolidated financial statements of MTY Food Group Inc. for the three and nine-month periods ended August 31, 2017 and August 31, 2016, together with the notes thereto.

3.7*	The amended and restated management's discussion and analysis of MTY Food Group Inc. for the three and nine-month periods ended August 31, 2017.

3.8*	The material change report of MTY Food Group Inc. dated December 21, 2017.

3.9*	The management proxy circulars of MTY Food Group Inc. attached to the notice of annual general meeting of shareholders dated March 28, 2017 and the notice of annual general and special meeting of shareholders dated March 22, 2016, respectively, prepared in connection with MTY Food Group Inc.'s annual general meeting of shareholders held on May 2, 2017 and MTY Food Group Inc.’s annual and general and special meeting of shareholders held on May 4, 2016, respectively.

3.10*	The business acquisition report dated September 20, 2016 with respect to MTY Food Group Inc.'s acquisition of Kahala Brands, Ltd.

3.11*	The section “Risk Factors” of the annual information form of Imvescor Restaurant Group Inc. dated January 12, 2018, for the 52 weeks ended October 29, 2017.

3.12	Press release of MTY Food Group Inc. dated February 15, 2018, with the title “MTY REPORTS RESULTS FOR THE FOURTH QUARTER OF ITS 2017 FISCAL PERIOD.”

3.13	The management discussion & analysis of MTY Food Group Inc. for the fiscal year ended November 30, 2017.

3.14	The consolidated financial statements of MTY Food Group Inc., together with the notes thereto and the auditor's report thereon, for the fiscal year ended November 30, 2017.

3.15	The Chief Executive Officer of MTY Food Group Inc.’s Certification of Annual Filings.

3.16	The Chief Financial Officer of MTY Food Group Inc.’s Certification of Annual Filings.

3.17	The annual information form of MTY Food Group Inc. for the fiscal year ended November 30, 2017.

4.1*	Consent of Ernst & Young LLP.

4.2*	Consent of Stikeman Elliot LLP.

4.3*	Consent of Deloitte LLP.

4.4*	Consent of MNP LLP.

4.5	Consent of Deloitte LLP with respect to the audited financials of MTY Food Group Inc. for the fiscal year ended November 30, 2017.

5.1*	Powers of Attorney (included on the signature page of registration statement No. 333-222554) filed with the U.S. Securities and Exchange Commission on January 16, 2018.

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333-222554) filed with the U.S. Securities and Exchange Commission on January 16, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Canada on the 16th day of February 2018.

MTY FOOD GROUP INC.

By:	/s/ Stanley Ma
Stanley Ma
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

MTY Food Group Inc.

Signature	Title	Date Signed

/s/ Stanley Ma	Chair, President, Chief Executive Officer (Principal Executive Officer)	February 16, 2018

Stanley Ma

*	Chief Financial Officer (Principal Financial and Accounting Officer)	February 16, 2018

Eric Lefebvre

*
	Director	February 16, 2018
Murat Armutlu

*	Director	February 16, 2018

Claude St-Pierre

*
	Director	February 16, 2018
Dickie Orr

*
	Director	February 16, 2018
David K. Wong

By his or her signature set forth below, the undersigned, pursuant to the duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Amendment No. 1 to the Registration Statement on behalf of the persons indicated.

MTY FOOD GROUP INC.
(Authorized U.S. Representative)

*By:	/s/ Kimberly Lane
Name:	Kimberly Lane
Title:	Attorney-in-fact